SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                             PLM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    69341L106
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 5, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------             --------------------------------
CUSIP No. 69341L106                     13D        Page 2 of 7 Pages
-----------------------------------             --------------------------------

================================================================================
       1          NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
       3          SEC USE ONLY

--------------------------------------------------------------------------------
       4          SOURCE OF FUNDS*
                           PF
--------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OR ORGANIZATION

                           DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF              7          SOLE VOTING POWER
     SHARES
  BENEFICIALLY                                759,800
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                ----------------------------------------------------------------
                          8          SHARED VOTING POWER

                                              -0-
                ----------------------------------------------------------------
                          9          SOLE DISPOSITIVE POWER

                                              759,800
                ----------------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                           759,800
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              8.3%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                           PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No. 69341L106                     13D        Page 3 of 7 Pages
-----------------------------------             --------------------------------

================================================================================
      1          NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
       3          SEC USE ONLY

--------------------------------------------------------------------------------
       4          SOURCE OF FUNDS*
                           00
--------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OR ORGANIZATION

                           USA
--------------------------------------------------------------------------------
   NUMBER OF              7          SOLE VOTING POWER
     SHARES
  BENEFICIALLY                                759,800
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                ----------------------------------------------------------------
                          8          SHARED VOTING POWER

                                              - 0 -
                ----------------------------------------------------------------
                          9          SOLE DISPOSITIVE POWER

                                              759,800
                ----------------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER

                                              - 0 -
--------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                           759,800
--------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               8.3%
--------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------             --------------------------------
CUSIP No. 69341L106                     13D        Page 4 of 7 Pages
-----------------------------------             --------------------------------

         This constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 1 supplements the Schedule 13D as specifically set forth.

Item 3 is amended in its entirety to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 759,800 Shares of Common Stock owned by Steel Partners II is $3,530,359. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Items 5(a) and 5(c) are amended in their entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 9,203,331 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

         As of the close of business on June 5, 1997, Steel Partners II beneficially owns 759,800 Shares of Common Stock, constituting approximately 8.3% of the Shares outstanding. Mr. Lichtenstein may be deemed to beneficially own all shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

-----------------------------------             --------------------------------
CUSIP No. 69341L106                     13D        Page 5 of 7 Pages
-----------------------------------             --------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   June 6, 1997                    STEEL PARTNERS II, L.P.

                                         By:  Steel Partners, L.L.C.
                                              General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            -----------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           ------------------------------
                                               WARREN G. LICHTENSTEIN

-----------------------------------             --------------------------------
CUSIP No. 69341L106                     13D        Page 6 of 7 Pages
-----------------------------------             --------------------------------

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------



            Shares of Common             Price Per             Date of
             Stock Purchased               Share               Purchase
             ---------------               -----               --------

                             STEEL PARTNERS II, L.P.

                 2,000                    3.92000                 4/9/97

                41,500                    4.04500                4/11/97

                 6,000                    4.04500                4/14/97

                 6,000                    4.04500                4/15/97

                11,700                    4.14328                4/16/97

                   200                    4.10750                4/17/97

                   100                    4.41250                4/18/97

               128,900                    4.24045                4/21/97

                11,000                    4.04500                4/22/97

                31,000                    4.23048                4/25/97

                63,800                    4.84535                4/29/97

                20,000                    4.79190                4/30/97

                 2,000                    4.59130                 5/5/97

                22,300                    5.07572                 5/6/97

                20,000                    5.28000                 5/7/97

                26,100                    5.29440                 5/8/97

                12,900                    5.33160                 5/9/97

                67,700                    5.47170                5/12/97

                16,000                    5.57850                5/13/97

                19,300                    5.49700                5/14/97

                14,600                    5.58610                5/15/97

                10,000                    5.57500                5/16/97

                15,800                    5.44050                5/19/97

                 3,900                    5.41150                5/20/97

                   300                    5.52167                5/22/97

                 4,000                    5.54380                5/23/97

                 4,300                    5.52965                5/27/97

                 8,500                    5.56971                5/28/97

                 1,000                    5.57500                5/29/97

                10,000                    5.67000                 6/4/97

-----------------------------------             --------------------------------
CUSIP No. 69341L106                     13D        Page 7 of 7 Pages
-----------------------------------             --------------------------------





                41,100                    5.78740                 6/5/97



                               WARREN LICHTENSTEIN

                                      None.